Mail Stop 3561

									July 18, 2005



Mr. Gary G. Friedman
President, Chief Executive Officer
and Chairman of the Board
Restoration Hardware, Inc.
15 Koch Road, Suite J
Corte Madera, CA 94925

      RE:	Restoration Hardware, Inc.
      Form 10-K for Fiscal Year Ended January 29, 2005
      Filed April 14, 2005
      Form 10-Q for Fiscal Quarter Ended April 30, 2005
      File No. 0-24261

Dear Mr. Friedman:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Form 10-K for Fiscal Year Ended January 29, 2005

Selected Financial Data, page 17

2. Please mark the applicable columns of the Selected Financial
Data
table "as restated."

Management`s Discussion and Analysis of Financial Condition and
Results of Operation, page 18

3. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that the favorable change in cost of revenue and occupancy expense as a percentage of revenue from fiscal year 2003 to 2004 was partially due to improved product margins. Please provide a discussion of the relevant factors and trends that led to the improved product margins. See SEC Release
No. 33-8350.

4. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. For example, with respect to the overall change in selling, general and administrative expenses from fiscal year 2003 to 2004 and fiscal year
2002 to 2003, please quantify the extent to which the changes are attributable to the various contributing factors, such as advertising, payroll, and professional fees expenses. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 25

5. Please revise your tabular disclosure of contractual commitments to include estimated interest payments on your line of credit. A footnote to the table should provide appropriate disclosure regarding how you computed the payments. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. If material, also include a note to the table to specify that the lease obligation figures do not include insurance, real estate taxes, and repair and maintenance expenses to which the company is obligated. Provide a context for the reader to understand the impact of these charges on your total lease obligations. See Item 303(a)(5) of Regulation S-K.


Critical Accounting Policies, page 28

6. Please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the accounting policy disclosures in the financial statement footnotes. Discuss the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.
For example, please revise your MD&A in future filings to discuss in more detail the basis for the changes in your valuation allowance and highlight the judgments and assumptions involved in evaluating the sufficiency of the remaining valuation allowance.

Financial Statements

(1) Summary of Business and Significant Accounting Policies, page
37

7. Please disclose the types of expenses that you include in the cost of revenue and occupancy line item and the types of expenses that you include in the selling, general and administrative expense line item.
In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in cost of revenue and occupancy. If you currently exclude a significant portion of these costs from cost of revenue and occupancy, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of revenue and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses. To the extent it would be material to an investor`s ability to compare your operating results to others in your industry, you should quantify in MD&A the amount of these costs excluded from cost of revenue and occupancy.

8. Please tell us the nature and terms of any incentives you offer to customers, including discounts, coupons, rebates, or free products.
Please also disclose your accounting policy for these types of arrangements, including the statement of operations line item in which each type of arrangement is included. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-09.


(6) Income Taxes, page 47

9. We note that you recorded a $3.0 million reduction of your valuation allowance during fiscal year 2004, reducing it to zero. Considering the existence of negative evidence under SFAS 109, such as your cumulative operating losses in the past five years, it appears that eliminating your valuation allowance may not be appropriate at January 29, 2005. Citing the factors in SFAS 109, please explain in detail how you determined that a reduction of the full valuation allowance to zero is appropriate. Specifically discuss the negative and positive evidence you considered in your evaluation. As noted in paragraph 103 of SFAS 109, a cumulative loss in recent years is difficult to overcome, requiring positive evidence of sufficient quality and quantity to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed. A projection of future taxable income is inherently subjective and will generally not be sufficient to overcome negative evidence that includes cumulative losses in recent years.

(7) Redeemable Convertible Preferred Stock, page 49

10. We note that you include your redeemable preferred stock in mezzanine equity. Please clarify your disclosure of the preferred stock`s redemption features by specifically indicating whether it is redeemable at your option, the holder`s option, or both.

Report of Independent Registered Public Accounting Firm, page 58

11. We note that your auditors have excluded their signature from this report and their report on internal control over financial reporting. Please amend your filing to include both of these reports signed by your auditors.

Schedule II - Valuation and Qualifying Accounts, page 66

12. Based on the nature of your business, we would expect your Valuation and Qualifying Accounts schedule to include the activity in your allowance for sales returns, if material. Please either revise to include this account in your schedule or otherwise tell us why disclosure of the activity in this account is not required. See Rules 5-04 and 12-09 of Regulation S-X.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      If you have any questions regarding these comments, please direct them to Staff Accountant Andrew Blume at (202) 551-3254.
Any
other questions regarding disclosure issues may be directed to me at
(202) 551-3716.


								Sincerely,



									Will Choi
									Branch Chief


Mr. Gary G. Friedman
President, Chief Executive Officer
and Chairman of the Board
Restoration Hardware, Inc.
July 18, 2005
Page 1